UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



FORM 12b-25

Commission File Number: 000-29204

NOTIFICATION OF LATE FILING

(Check one):

[ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [X] Form 10-Q   [ ] Form N-SAR

For Period Ended: June 30, 2003

[ ]  Transition Report on Form 10-K      [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F      [ ]  Transition Report on Form  N-SAR
[ ]  Transition Report on Form 11-K

For the Transition Period Ended:

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  Read attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________.

PART I - REGISTRANT INFORMATION

Full name of registrant:                  HomeCom Communications, Inc.

Former name if applicable:                Not applicable

Address of principal executive office:    Building 12, Suite 110
                                          3495 Piedmont Road
City, state and zip code:                 Atlanta, Georgia 30305

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

HomeCom Communications, Inc. (the "Corporation" or "we") is unable, without unreasonable effort or expense, to complete and file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 (the "Quarterly Report") by August 14, 2003, the prescribed deadline for filing, because the Corporation was not able to complete the required financial statements by such date without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Timothy R. Robinson           (404)           237-4646
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(Name)                     (Area Code)    (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [X] No [ ]

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Corporation will report the following changes, among others, in its results of operations for the quarter ended June 30, 2003 as compared to the quarter ended June 30, 2002:

RESULTS OF OPERATIONS

     THREE MONTHS ENDED JUNE 30, 2003 COMPARED TO THREE MONTHS ENDED JUNE 30,
2002

     NET SALES. Net sales increased 10.1% from $373,487 in the second quarter of 2002 to $411,218 in the second quarter of 2003. This increase of $37,731 is primarily attributable to increased sales to Roadrunner and in sales by the Licensed Technologies Division. Revenues consisted of $403,417 in sales of hosting and hourly development services and $7,801 in sales of EKOR, which are recognized at the time that products are shipped or services are provided.

     COST OF SALES. Cost of sales includes: cost of materials; salaries for programmers, technical staff and customer support; as well as a pro-rata allocation of telecommunications, facilities and data center costs. Cost of sales increased from $236,837, or 63.4% of revenues, in the second quarter of 2002 to $287,080, or 69.8% of revenues, in the second quarter of 2003. The increase in the cost of sales is primarily due to expenses incurred with the start up of the Licensed Technologies Division.

     GROSS PROFIT. Gross profit decreased by $12,512 from $136,650 in the second quarter of 2002 to $124,138 in the second quarter of 2003. Gross profit margins decreased from 36.6% during the second quarter of 2002 to 30.2% during the second quarter of 2003. This decline in gross profit is primarily related to the increase of cost of sales in support of the Licensed Technologies Division outpacing the increased revenue from Roadrunner for the quarter.

     SALES AND MARKETING. The Company ceased all sales and marketing efforts related to our Internet Services Division in 2001. There were no such expenditures in the second quarter of 2002 or 2003. As of the end of the second quarter of 2003, there have been no expenditures for sales and marketing related to the Licensed Technologies Division.

     PRODUCT DEVELOPMENT. The Company ceased all product development efforts related to our Internet Services Division in 2001. There were no such expenditures in the second quarter of 2002 or 2003. As of the end of the second quarter of 2003, there have been no expenditures for product development related to the Licensed Technologies Division.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses include salaries for administrative personnel, insurance and other administrative expenses, as well as a pro-rata allocation of telecommunications, and facilities and data center costs. General and administrative expenses decreased from $187,192 in the second quarter of 2002 to $175,054 in the second quarter of 2003. As a percentage of net sales, these expenses decreased from 50.1% in the second quarter of 2002 to 42.6% in the second quarter of 2003. This decrease is primarily due to successful negotiations to reduce the cost of the Company's internet connections and a one time $42,133 charge taken in 2002.

     DEPRECIATION AND AMORTIZATION. With the write down of the carrying value of all fixed assets in the fourth quarter of 2000, the Company has suspended depreciation of its remaining assets in anticipation of a sale. There were no charges recognized in the second quarter of 2002 or 2003.

     OTHER INCOME. Other income in the second quarter of 2003 consisted of $1,130 in interest earned on money market accounts, $1,233 in interest expense on the notes related to the Licensed Technologies Division and $18,388 in the reversal of accruals related to defaults on the lease for our Atlanta offices during the third quarter of 2001 and other accruals which were resolved at a lower cost than estimated.

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                          HOMECOM COMMUNICATIONS, INC.
                          ----------------------------
                  (Name of registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2003


By: /s/ TIMOTHY R. ROBINSON
---------------------------
Timothy R. Robinson
Vice President and Chief
Financial Officer